Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission an amendment to its Registration Statement on SEC Form S-4, and Advanced Fibre Communications, Inc. expects to mail a Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500. Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

The following is a transcript of a presentation given by tellabs, inc. at the smith barney citigroup technology conference on wednesday, september 8, 2004.

FINAL TRANSCRIPT

Thomson StreetEventsSM

TLAB -Tellabs at Smith Barney Citigroup Technology Conference

Event Date/Time: Sep. 08. 2004 /2:55PM ET

Event Duration: 35 min

OVERVIEW

TLAB announced a merger with AFC, a company that offers complementary services and has a strong customer base and balance sheet. Though the terms were renegotiated to be more beneficial to TLAB, the deal is expected to close between Oct. and Dec. pending FCC and shareholder approval. Q&A Focus: AFC acquisition, Revenues.

streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2004 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

Tom Scottino

Tellabs, Inc. - IR

Krish Prabhu

Tellabs, Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS

Alex Henderson

Smith Barney Citigroup - Analyst

PRESENTATION

Alex Henderson - Smith Barney Citigroup - Analyst

I’m the data networking wireline equipment analyst for Smith Barney. It is a pleasure to have Tellabs here today. It turns out to be a very interesting day to have them here, given they had a conference call this morning talking about a change in the situations with Advanced Fibre. I’m sure you will give us some more information on that.

Okay, yes. So they are going to have to read a bunch of disclaimers and other stuff associated with that. We are more than happy. Shall I give it to you instead of giving it to Krish? Let me introduce Tom Scottino, who is the IR over at Tellabs, to do the legal stuff first here. We will get it out of the way.

Tom Scottino - Tellabs, Inc. - IR

Thanks, Alex, and good afternoon, everyone. This is a good day for me. I get to read this stuff twice. So, before we begin I’d like to say that this presentation may contain forward-looking statements. Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings.

The presentation may include GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at Tellabs.com.

In addition, this communication is not a solicitation of a proxy from any security holder of Tellabs Inc. or Advanced Fibre Communications Inc. Tellabs Inc. has filed with Securities and Exchange Commission a registration statement on Form S4, file number 333-116794, which contains a preliminary joint proxy statement prospectus.

Tellabs Inc. and Advanced Fibre Commmunications Inc. expect to mail a definitive joint proxy statement prospectus to the shareholders concerning the proposed merger of Advanced Fibre Communications Inc. with a subsidiary of Tellabs Inc. We urge shareholders and security holders to read the definitive joint proxy statement prospectus and any other relevant documents to be filed with the SEC, because they will contain important information.

Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.SEC.gov. In addition documents filed with the SEC by Tellabs Inc. will be available free of charge from Tellabs’ Investor Relations at 1415 West Diehl Road, Naperville, Illinois, 60563. Phone number, 630-798-8800.

Documents filed with the SEC by Advanced Fibre Communications Inc. will be available free of charge from Advanced Fibre Communications’ Investor Relations at 1465 North McDowell Boulevard, Petaluma, California, 94954. The phone number there, 707-792-3500.

Interest of certain persons in the merger. Tellabs Inc. and Advanced Fibre Communications Inc., and their respective directors and executive officers, and other members of their management and employees may be deemed to be participates in the solicitation of proxies from the stockholders of Tellabs Inc. and Advanced Fibre Communications Inc. in connection with the merger.

The directors and executive officers of Tellabs Inc. and Advanced Fibre Communications Inc. have interest in the merger, some of which may differ from those or may be in addition to those of the respective stockholders of Tellabs Inc. and Advanced Fibre Communications Inc. generally. Those interests will be described in greater detail in the definitive joint proxy statement prospectus with respect to the merger, which may include potential membership on the Tellabs Inc. Board of Directors, option and stockholdings, and indemnification.

Information about the directors and executive officers of Tellabs Inc. and their ownership in Tellabs Inc. stock is set forth in the proxy statement for Tellabs Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications Inc. and their ownership of Advanced Fibre Communications Inc. stock is set forth in the proxy statement for Advanced Fibre Communications Inc.’s 2004 annual meeting of stockholders.

Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement prospectus. Having said all that, I would like to welcome our CEO and President, Krish Prabhu.

Krish Prabhu - Tellabs, Inc. - President and CEO

Thank you, Tom, and good afternoon, everyone. What I would like to do is talk a little bit about Tellabs, maybe a couple of slides, then spend a few slides on the Tellabs-AFC merger, which is really the news item that most of you would be interested in, and then we will have a good 15, 20 minutes for questions. So hopefully we will get all your questions out. If you don’t have any answers to your questions, it’s something we haven’t thought about. So I am sure I will learn also from your questions.

Firstly, Tellabs is a billion dollar company roughly speaking. We should do little bit more than that this year. 70 percent of our business comes from North America; 30 percent overseas. We mainly sell to telecom service providers or carriers; and over the last 3 years Tellabs has gone through a major restructuring effort where the employee base has been cut down from 9,000 employees to a little over 3,000 employees.

So the big issue that Tellabs faces today is really one of growth. It is not restructuring, because the restructuring is largely done; and as our current business of the last two quarters has shown we’re generating fairly good profits and generating good operating cash.

So we have 3 strategies for growth. 1, what we call to energize the core. Over its history in the last 25 years and especially so in the last 5 to tin years, Tellabs has now a deployed base of equipment which could be anywhere from 10 to $15 billion. 75 percent of critical enterprise and wireless traffic at least in North America goes through Tellabs products. And as that traffic continues to migrate to packets, we have an opportunity — by doing targeted developments on our existing products, we have an opportunity to upgrade the deployed base. So a portion of our growth strategy is indeed focused on that.

The second piece is to establish a piece in data. We understand that the data business is very diverse and quite spread out and quite fragmented. So our approach to data has been working closely with our customers, especially as they transition their networks to data. As you’ll see it is a very focused effort, unlike some of our key competitors, who have more an end-to-end data offering. So we will talk about that a little bit.

Lastly we have identified now for some time that we want to expand into adjacent markets. We find that our customers are increasingly operating under a fixed cost envelope. So they continue to take their CapEx dollars and spread them either into transport, which is where Tellabs has traditionally been, or into data or into access. So playing in all these three areas is very important to them. Important to us. So as part of our growth strategy we have identified this; and it is in this connection that we announced the merger with AFC back in May; and yesterday we announced amended terms to that merger.

So in terms of the deployed base — and I will go through this rather quickly, because if there are questions I will come back and answer them. But we are incorporating Internet capability on Tellabs 5500. 5500 is the cross-connect of which more than 4,000 nodes have been deployed in North America. We are integrating voice-quality enhancement on 5500. We believe that at least in our wireless markets an integrated voice quality capability on the 5500 will give us a competitive edge.

Overseas where we sell the 6300 and 8100 products, increasingly we are bringing those 2 products under an umbrella management framework. This allows us to maintain relatively healthy margins and stay away from cutthroat competition, especially with Chinese suppliers who sell the stand-alone SDH product.

And then we are also enhancing for our international products the capability to have ethernet transport over those products. So if you have a deployed base of 6300 with new plugs, you can upgrade the product, the deployed base, to handle Internet traffic.

We have over the last 3 years invested in 2 new transport platforms. Part of the problem is that the transport market has really not taken off. There has been no new significant transport deployment. We have now a product that is being tested out in a major RBOC. In fact we expect that testing phase to proceed to deployment. It is a DWDM product for regional and metro networks. We do believe that as RBOCs get more into IP video or offering more traffic on their fiber asset programs, like fiber-to-the-prem or fiber-to-the-curb, there will be opportunity for this product to be backhall product.

We had an acquisition a couple of years ago. This was a new class of cross-connects optimized for CLECs and small operators. Unfortunately as you know the last few years the CLEC market has really gone down. The number of operators has really shrunk. There is very little capital investment happening in that market. So today we are selectively deploying the 5500NGX; and we have wound down the R&D to a level where it can justify what the market supports today.

In terms of the new data products, the 8800 multiservice router is really our flagship product. We have a deployment in Japan, which is getting in excess of 12 million DSL lines. We will see this network grow as we have gone through some software to give the customers some enhancements that the customer desired. So we expect that this particular product at least in the deployed networks in Japan and in North America will see more deployment, which is a key indication that not only is the technology being validated, but it has successfully integrated into the customers’ network.

We have just started shipping a new product for Internet services to enterprises called the 8600. This particular product was released this summer and we have received our first orders for this product. So we will have a little more information on that during our earnings call later in October.

Lastly I want to talk about AFC, and this is about establishing a position in access. Back in May we announced a merger with AFC. AFC brings to us a leadership position in the access market. As you know AFC has won against tough competition a position at Verizon in their fiber-to-the-prem deployment; and AFC has, through its acquisition of North American Access from Marconi, a position in fiber-to-the-curb with BellSouth.

So AFC’s relationships with major U.S. carriers especially BellSouth and Verizon have grown in recent times. They have more than 800 customers in the independent operating companies; and they have a strong balance sheet. AFC brings with it 630, $640 million cash position. They have, as you probably heard on the call this morning, $210 million tax refund opportunity based on their hedge position with Cisco.

Tellabs on the other hand is a leader in transport for over 25 years. Strong relationships with major North American carriers. All North American carriers of the top 7 are on Wireline, wireless, as well as long distance carriers, have traditionally deployed Tellabs products. We have the scale, scope, and experience needed to satisfy our RBOC customers. Recently we have won service awards, from Verizon in particular 2 years in a row. So our customers appreciate our customer service capabilities.

We do have an international channel. I mentioned it is largely with Tier 2 operators internationally. But in Europe and in Asia, and this is where we think there is some synergy opportunity with feeding (ph) AFC products, especially if these products can meet some of the requirements for the international market.

And we have always been a debt free Company. Recently we have restructured, so today we are quite profitable and we are generating anywhere from 50 to $75 million of cash a quarter, at least in a last 2 quarters.

So le me talk a little bit about why this merger makes a compelling case, at least for us. Firstly we think we will be a strong Tier 1 equipment supplier especially in North America. If you look at the big guys, and I talk about Lucent and Nortel and Cisco; and then you have category of mid-tier suppliers with Juniper and Tellabs and Ciena and AFC and Adtran; and then you have niche, smaller suppliers with niche technologies. I do believe a Tellabs-AFC combination has the potential to create a major supplier at least in the Tier 2 ranks, with some hope of growing as our customers do more deployment of their capital dollars.

We will be able to offer broad end-to-end solutions with the combination of transport and access products. We do believe that there is a network upgrade cycle that will happen over the next 5 years, and we will talk a little bit about that. So our hope is to be well positioned when that network upgrade cycle happens. Part of it is already happening with the FTTP initiative at Verizon.

We think the revenue will continue; revenue growth can accelerate if both companies come together. And we will continue our focus on profitability.

I won’t read through this line by line. You can read it. But I have covered most of it in my comments leading up to this. I do want to emphasize that one of the reasons for pursuing the AFC merger was that we did not really have any product overlap. We felt that the product families were very complementary; and that was very important to us as we were trying to see what kind of merger makes sense from our perspective.

Let me talk a little bit about the network upgrade cycle. As you know the mainstream carriers, especially the Wireline carriers increasingly will be looking at Voice-over-IP as their main format for telephone traffic, either because they can offer a richer family , a richer suite of services; or because the costs are compelling; or there are end customers who want it.  FTTP is an initiative for them to be able to invest in their access plant, so that they can bundle video services along with their traditional voice and data offerings.

We do believe that ethernet has compelling advantages vis-a-vis other means of offering data services.  So ethernet is increasingly going to be a major component of these Wireline networks.  And MPLS is a good unifying framework for carrying legacy services as well as new packet services.  So our effort in trying to focus on MPLS, especially in the data family of products, is largely driven by the fact that we believe that these platforms will be needed in the network over the next 5 years.

We do have 2 profitable businesses with AFC and Tellabs, though there has been some concern about a slight erosion in AFC’s profitability in recent quarters.  We have complementary sales channels.  Domestically we are very strong with wireless carriers and with RBOCs.  AFC is very strong in the independent operating companies.  AFC is largely a domestic company from a sales standpoint.  We do have a good international channel.

And our professional services are very strong.  Through the restructuring we maintain the ability to have a 200-plus customer service force.  So today roughly 20, 25 percent of our resources are either customer-facing from an accounts management standpoint or customer service standpoint.  We do believe that that will have significant advantage to AFC, as AFC tries to roll out its technology in the RBOCs.

And lastly with a combined revenue base of anywhere from 1.5 to $2 billion, we think we can get more operating leverage in our existing businesses than we could do it on our own.  In addition we can eliminate duplicative public company costs; and we will take a good look at other cost synergies as we try to put the 2 companies together.

We did announce an amendment to our contract.  What are the amended terms? We have roughly a $1.5 billion deal on the table today; 0.50 for Tellabs shares, for each AFC share; and $12 of cash.  Our preliminary analysis based on the market estimates for AFC and Tellabs for 2005 shows that with the sort of synergy assumptions we had made back in May the deal is still nondilutive, maybe slightly accretive.  The deal is subject to SEC approval and an approval by AFC shareholders.

With the revised terms, approval by Tellabs shareholders is not required.  We will issue approximately 45 million Tellabs shares.  AFC will own 10 percent of the Company.  AFC shareholders will 10 percent of the Company postclosing.  John Schofield, AFC’s President and CEO, will be elected to the Tellabs Board of Directors as our Vice Chairman.

And the deal is expected to close in our assessment some time after the end of October and more or less before the end of December.  Again it is subject to SEC approval and an AFC shareholder approval.  Okay; that is the extent of my prepared comments.  We have about 15 minutes for Q&A.

QUESTIONS AND ANSWERS

Unidentified Audience Member

When you talk about the deal being nondilutive to slightly accretive based on the original synergies, you originally back in May had a fairly broad range for your synergy assumptions.  Is what you’re saying that it would be nondilutive to accretive across that entire range?

Krish Prabhu - Tellabs, Inc. - President and CEO

If you recall, we assumed minimal cost synergies because the 2 product lines are complementary, so we assumed that cost synergies will only come from the (technical difficulty) Company expenses.  And then we assumed that the revenue synergies will be minimal at least in the first year as we try to get AFC’s products in our international channel.

So I don’t know what you mean when you say a broad range of synergy assumptions.  But I do believe, and this is my personal opinion, that anytime you put 2 companies together if you don’t get anywhere from 15 to 18 percent of the operating cost basis in cost synergies you have not done your job.  So my point here is, based on the original synergy assumptions and the revised terms, the deal is going to be slightly accretive.

Unidentified Audience Member

Can I just ask, and I apologize for not having listened to the call this morning, but in terms of the revised offer, is that a reflection of some further due diligence you have done? What you have learned about Advanced Fibre after their last set of results? What you have learned in this quarter? Can you just talk through a little bit about why you have actually revised the terms?

Krish Prabhu - Tellabs, Inc. - President and CEO

We felt that after the market’s reaction to AFC’s last 2 quarters we would not be in a position to get shareholder approval from the Tellabs shareholders for the deal that was on the table.  So in looking at the amended terms, we feel that this more truly reflects present market conditions; and that was one of the reasons why we wanted to amend the terms to the deal.

Unidentified Audience Member

And do you think any of the drivers of that slightly weaker performance for Advanced have any impact on your organic business?

Krish Prabhu - Tellabs, Inc. - President and CEO

I did not understand the question.

Unidentified Audience Member

Well, in terms of — are any of the drivers for the disappointment that led to the market sell-off of Advanced Fibre shares, are any of those fundamental drivers ones that would affect your existing Tellabs business?

Krish Prabhu - Tellabs, Inc. - President and CEO

No.  We actually operate in different spaces.  We are benefiting from a wireless spurt.  Our core business has gone through the trough and is coming back slightly.  And our operating cost has been pared to a level where we think now every dollar that comes in, in top line, most of it can be taken to the bottom line.

So we are benefiting from a series of conditions that are slightly different from AFC.  So I can’t really say that whatever affected AFC’s performance affects Tellabs’ performance.  In fact, I can categorically say that the conditions are slightly different for the 2 companies.

Unidentified Audience Member

So in other words this is just to reflect Advanced’s share price fall?

Krish Prabhu - Tellabs, Inc. - President and CEO

For the amended terms? Like I said, I want to be clear.  We felt that the deal on the table would not be approved by our shareholders.  The fairness opinion that we had received earlier was probably going to be relooked at by our Board.  Our Board had asked us to look at where their financial prospects lay, in terms of their own performance.  And when you put all of that, both team’s sets of management concluded that the best thing would be to amend the deal on the table.

Unidentified Audience Member

Thank you.

Unidentified Audience Member

Krish, in May when you announced the deal you were looking forward to the deal closing in around 90 days or so.  You felt pretty optimistic on that call about the deal closing for strategic reasons.  And probably, maybe, there was a slight percent in your mind that the deal might get renegotiated, given at that point that it had already been renegotiated once after AFCI’s Q1 results.  So the possibility existed that it could get renegotiated again.  Although I don’t know what percentage or weight you would assign to that in your thinking on May 19.

But given where you stand today, looking forward to the deal closing in early November, would you say that you are more confident, equally confident, or less confident now that the deal will get closed on these terms?

Krish Prabhu - Tellabs, Inc. - President and CEO

Just a point of clarification.  We announced 1 deal.  I don’t know what you meant by renegotiations.

Unidentified Audience Member

In the S4 it said I believe between (multiple speakers) and John Schofield there was —

Krish Prabhu - Tellabs, Inc. - President and CEO

Those were several discussions that led to what we announced, okay? So over time, yes, we did look at different formulas for bringing the 2 companies together.  But we did announced 1 deal; and that deal has been renegotiated or at least amended with the announcement yesterday.

I do believe that our current thinking on the valuation of AFC is tied to a sum of parts analysis.  While some of the analysts have modeled AFC more in terms of their operating income and as a multiple of the earnings, we think that AFC consists of 3 parts.  There is cash to the tune of 630 million or so; plus another $200 million option based on the tax refund that we know how to value.  There is a run-rate business, which is profitable, though that business has come under attack in the last 2 quarters in terms of profitability.  But that run-rate business is anywhere from 500 million or in that range.  And that is also fairly easy to value.

So when you look at the combined deal at 1.5 billion, where we may have a difference in opinion is really how you value the FTTP business.  As you know, if anything, in the last 3 months Verizon, the main customer in terms of FTTP business, has been more enthusiastic about it.  So I think from that standpoint I am not really going to think too much about third-quarter results.

But we have looked at least as it relates to AFC’s valuation, because this is more a long-term view on what is the company truly valued.  But we have spent enough time at AFC and understanding the uncertainties around the third-quarter guidance as well where they stand.  And we feel fairly comfortable that they have the business uncertainties well bounded at this time.

Unidentified Audience Member

Just to follow up on what you just said, 1 of the 3 parts of the value to AFC as you said is this new FTTP business.  Clearly at this point, as the AFC management has mentioned this morning in the call, there are still in the breach in the contract that they have with Verizon.

Should that contract be basically — should that contract go away, is your view at that point that there has been a materially adverse condition to AFC? Would that give you an ability to potentially restructure the deal again? Thank you.

Krish Prabhu - Tellabs, Inc. - President and CEO

You know, I really feel uncomfortable commenting on specific scenarios in terms of what does constitute the MAC or does not constitute the MAC.  We have lawyers who we pay, and they have lawyers who they pay.  And I am sure at some point the legal teams will probably have a better understanding of what is a MAC and what is not a MAC.

But I will say that it is very, very important for us to have the position that AFC has with Verizon, which has been our number 1 customer, Tellabs’ number 1 customer for many years now.  And we have received several service awards from them.

So in a way if that business were to completely go away, it would be a serious consideration.  I think I can say that categorically.  But we at this point feel that, even if AFC is in breach of contract, they are negotiating terms; and AFC has disclosed virtually everything in terms of where they stand with respect to this customer.

Unidentified Audience Member

So am I to conclude from your remarks that at this point you feel comfortable enough, even though there are certain uncertainties with respect that contract, for you to have amended the terms of the merger agreement given the new disclosure that AFC has given you, with respect to that particular contract and where they stand with respect to curing it?

Krish Prabhu - Tellabs, Inc. - President and CEO

I feel fairly comfortable.  Again things do turn and things do show up which you never forecast in your scenario analysis.  But I think we have done enough analysis and we feel fairly comfortable.

Unidentified Audience Member

One follow-up.  Can you walk us through the items that are disclosed in the Schedule 2.1 to the Company letter that are carve-outs to the materially adverse condition?

Unidentified Company Representative

We are not (multiple speakers) to do that.

Krish Prabhu - Tellabs, Inc. - President and CEO

Even if I wanted to, I could not.  Because I cannot remember all that.  But I think it’s disclosed, if I am not mistaken.  So you can actually — all the 5 minutes that Tom read out, all those phone numbers, addresses, I’m sure you’ll find this somewhere.  Thank you, but I just don’t know the details.  But the intent is to capture exactly what there state is and what our state is; and that is what is in those Company letters.

Unidentified Audience Member

If I could shift the question orientation a little bit, can you talk a little bit about what you’re hearing from the ILECs about their intention in spending in the back half of the year? What the tone of that business looks like to you? And specifically on the wireless backhall side of it, what you are expecting in terms of demand as some of the wireless companies go about their data services capabilities?

Krish Prabhu - Tellabs, Inc. - President and CEO

You know, we had a very good wireless revenue quarter in the second quarter.  We did say at that time that we expect some of this to tail off or at least plateau in the second half, because that is the typical behavior of the wireless carriers.  I think that is still true.  We don’t have anything at this point to suggest that that is not going to happen.

On the wireline side or the landline side, typically they have a fourth-quarter budget flush, which is across the spectrum of our products.  We have historically seen it.  And there is nothing today that suggests that at least some elements of that budget flush will not happen.

So, Alex, I think it is fair to say we will have more color on our call when we do the earnings for the third quarter.  But I think it is fair to say at this time that we do expect our wireline carriers to behave the way they’ve done historically, which is spend a little more in the fourth quarter; and we think the wireless guys will tail off a little bit.

Unidentified Audience Member

So the biggest change in the wireline long distance in local markets over the last year has been the change in the ruling in Washington, for the UNEP rules, which has caused serious problems for the long distance players and shifted the strength and health towards the regional Bells.

Could you talk about your exposure to long distance versus your exposure to the Bells? Obviously you have a much smaller exposure to long distance.  But do you sell almost anything for that space, or are you almost exclusively in the IXCs and the Bells?

Krish Prabhu - Tellabs, Inc. - President and CEO

We are exclusively in the metro and the local area, subregional area part of the network.  So in that sense even if we do sell something to the long distance carriers it would be more in the metro part, not in the long distance part of the network.  But most of our business is with the Bells.

Unidentified Audience Member

So almost no exposure to the erosion in CapEx among the long distance carriers?

Krish Prabhu - Tellabs, Inc. - President and CEO

Other than any opportunities that we were pursuing, we really do not have any exposure there.

Unidentified Audience Member

Jumping back to the deal, as a Tellabs shareholder I have got to be thrilled that you renegotiated the deal on much more favorable terms.  But playing devil’s advocate, by your own words it took the analyst community to tell you that these terms were not going to work.  So how as a shareholder can I be confident that you did go through a proper due diligence process and come up with the best possible terms for me as a Tellabs shareholder the first time around?

Krish Prabhu - Tellabs, Inc. - President and CEO

I don’t know what you mean when you say it took the analyst community to tell us.  The analysts are very smart people and they write a lot of reports and we read a lot of reports.  But I guess if your point was, why didn’t we see the true value of AFC when we did the first deal, I guess is that the question?

Unidentified Audience Member

They are dramatically different terms, dramatic change in terms.  What — strictly based on an earnings announcement that was effectively carved out.  So in your due diligence process was there something you missed the first time around?

Krish Prabhu - Tellabs, Inc. - President and CEO

Let me address that.  We valued AFC the first time around at a valuation which was consistent with the Street’s valuation at that time.  Now the due diligence sessions that we did with AFC, we had a more conservative view of AFC’s business than AFC themselves had.  When we agreed to having some view of their business, we went with the Street’s view of AFC’s business for the future, at that point in time.  This is back in March, April when we were doing the negotiation for the first deal.

So in my assessment our due diligence was quite thorough.  In my assessment AFC was telling us good information.  Where we missed, or where we ended up with a value that was —and the Street was as wrong as we were on where AFC would come in — is largely a matter of style.  We are more conservative in our assessments than AFC was in terms of their assessment.

This time around would that happen, could that happen? Who knows.  We continue to believe that we have very open communications.  We have looked and validated all the data that they presented to us with their customers.  We think there may be some opportunities for slight shifts and changes in what they deliver at the end the third quarter.

But I am not in a position to tell you today that I have better insight than the first time around.  I do believe though that the deal and the valuation we have on the table now is bounded by the analysis that I told you, the sum of parts analysis, which gives me some comfort that the deal is fair to both sets of shareholders.

Alex Henderson - Smith Barney Citigroup - Analyst

I think we are going to have to wrap it up here.  Krish, thank you very much for coming in; and I really appreciate your opportunity to speak here.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items.  Such forward-looking statements are based upon current expectations and involve risks and uncertainties.  Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings.  Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS.  IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT.  USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2004, Thomson Financial.  All Rights Reserved.